Agriculture & Natural Solutions Acquisition Corporation

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

November 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Benjamin Holt

Re:	Agriculture & Natural Solutions Acquisition Corporation

Form S-1 Registration Statement

Filed November 1, 2023, as amended

File No. 333-275150

Dear Mr. Holt:

Agriculture & Natural Solutions Acquisition Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-275150), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern time) on November 8, 2023, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Stancell Haigwood of Vinson & Elkins L.L.P. at (212) 237-0035 and that such effectiveness also be confirmed in writing.

[Remainder of page intentionally left blank.]

Sincerely,

Agriculture & Natural Solutions Acquisition Corporation

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

cc:	Davis Polk & Wardwell LLP

Derek J. Dostal

Vinson & Elkins L.L.P.

Stancell Haigwood

E. Ramey Layne

[Signature Page to Company Acceleration Request]